EXHIBIT 21.1

L&L ENERGY, INC. SUBSIDIARIES OF THE COMPANY (as of January 5, 2010)

Legal Entity Name	Jurisdiction of Incorporation

L&L Coal Partners.	P.R.C.
Kunming Biaoyu Industrial Boiler Co., Ltd (“KMC”)	P.R.C.
Hon Shen Coal Co. Ltd.	P.R.C.